FREE WRITING PROSPECTUS	Registration Statement No. 333-162195
Filed Pursuant to Rule 433	Dated: May 27, 2010

FREE WRITING PROSPECTUS              Registration Statement No. 333-162195
Filed Pursuant to Rule 433           Dated: May 27, 2010

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Index Snapshot -- Deutsche Bank Currency Returns (DBCR) (TM) (USD) Index

The Index Benefits

This Index offers:

*    The potential to invest in and benefit from three strategies relating to currencies: Carry, Momentum and Valuation.

*    Exposure to up to ten G-10 currencies.

*    Diversification from traditional asset classes such as equities and bonds.

The Index Approach

*    The DBCR Index seeks to replicate three strategies (Carry, Momentum and
     Valuation) that are employed in the FX market and combines them all into a single equally weighted index. An overview of each sub-index that makes up the DBCR Index (Carry, Momentum, and Valuation) is provided in the pages that follow.

*    The DBCR Index invests 1/3 in each of the three sub-indices. Each sub-index re-balances according to its rules.

*    Carry Sub-Index: Re-balances quarterly

*    Momentum Sub-Index: Re-balances monthly

*    Valuation Sub-Index: Re-balances quarterly

*    The DBCR Index reflects, for each Sub-Index, the notional long and short foreign exchange forward positions in certain foreign currencies against the U.S. dollar based on the approach of that Sub-Index.

Deutsche Bank AG has filed a registration statement (including a prospectus)
with the Securities and Exchange Commission, or SEC, for the offering to which this snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to such offering that
Deutsche Bank AG has filed with the SEC for more complete information about
Deutsche Bank AG and the offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche
Bank AG, any agent or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet and this snapshot if you so request by calling toll-free 1-800-311-4409. The
Deutsche Bank Currency Returns (DBCR) (TM) (USD) Index is an intellectual property of Deutsche Bank AG. Deutsche Bank Currency Returns (DBCR) (TM) (USD)
Index is a trade mark of Deutsche Bank AG. Deutsche Bank AG reserves all the rights, including copyright, to the Index.

The Index

The DBCR Index reflects the notional long and short positions of each of the three equally weighted Sub-Indices.

Index Constituent   Weight
Carry Sub-Index     1/3
Momentum Sub-Index  1/3
Valuation Sub-Index 1/3

Eligible Currencies for Sub-Indices

G-10 Currencies
Australian dollar (AUD) New Zealand dollar (NZD)
British pound (GBP)     Norwegian krone (NOK)
Canadian dollar (CAD)   Swedish krona (SEK)
Euro (EUR)              Swiss franc (CHF)
Japanese yen (JPY)      U.S. dollar (USD)

Index Composition as of May 27, 2010*

Long Basket:  Carry:     AUD, NOK, NZD
              Momentum:  AUD, CAD, NZD
              Valuation: GBP, NZD, USD
Short Basket: Carry:     CHF, JPY, USD
              Momentum:  EUR, GBP, USD
              Valuation: AUD, CHF, NOK

*Carry and Valuation sub-indices are re-balanced every quarter while Momentum
Sub-Index is re-balanced every month. The next re-balance is expected to occur on or around June 9, 2010 for Momentum and on or around June 16, 2010 for Carry and Valuation sub-indices.

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Deutsche Bank Currency Returns (DBCR) (TM) (USD) Index -- Carry Sub-Index

The Carry Sub -Index Approach

*    The Carry Sub-Index seeks to generate returns by capturing the interest rate differential or "carry" between baskets of high-yielding and low-yielding currencies.

*    The Carry Sub-Index strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount often outperform currencies that trade at a forward premium. This strategy takes the view that by taking long positions in high-yielding currencies and short positions in low-yielding currencies, an investor's gain from interest rate differentials in the high-yielding jurisdictions will exceed any potential losses from currency exchange rate risk.

The Sub -Index Methodology

*    The methodology of the Carry Sub-Index includes:

     *    Every 3 months, rank eligible currencies by their 3-month interest rates (See "Eligible Currencies") .

     *    Determine the long and short Sub-Index Components, as set forth below.

     *    Transact notional 3-month currency forward trades in those Sub-Index
          Components.

The Sub -Index Components

The Carry Sub-Index, recomposed every quarter, reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. Positions are equally weighted.

Long Basket:   "The High Yielders"
                3 highest yielding Eligible Currencies, determined based on the interest rate on deposits in the Eligible Currencies

Short Basket : "The Low Yielders"
                3 lowest yielding Eligible Currencies, determined based on the interest rate on deposits in the Eligible Currencies

Eligible Currencies

G-10 Currencies
Australian  dollar (AUD)
British pound (GBP)
Canadian  dollar (CAD)
Euro (EUR)
Japanese yen (JPY)
New Zealand dollar (NZD)
Norwegian krone (NOK)
Swedish krona (SEK)
Swiss franc (CHF)
U.S. dollar (USD)

Current Sub-Index Composition *

Long Basket:  AUD, NOK, NZD
Short Basket: CHF, JPY, USD

*as of 3/18/10 -- the next re-balance is scheduled to occur on June 16, 2010

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Deutsche Bank Currency Returns (DBCR) (TM) (USD) Index -- Momentum Sub-Index

The Momentum Sub-Index Approach

*    The Momentum Sub-Index seeks to generate returns by capturing trends in exchange rate markets.

*    The Momentum Sub-Index strategy is based on the view that currencies will continue the momentum of their most recent yearly performance and that taking long positions in currencies whose value has recently increased relative to the USD and short positions in currencies whose value has recently decreased relative to the USD will yield a higher return than would an equally -weighted investment in the G-10 Currencies.

The Sub-Index Methodology

*    The methodology of the Momentum Sub-Index includes: * Re-balance every month

*    Rank each Eligible Currency by its 12 month spot return (reflecting the increase in value against the USD)

*    12 month spot return vs. the USD is defined as: spot rate of the currency versus the USD 12 months ago (in CCY per 1 USD terms) divided by the current spot rate for the currency versus the USD (in CCY per 1 USD terms)

*    Allocate a 1/3 long position to each of the 3 currencies with the highest
     12 month spot return vs. the USD.

*    Allocate a 1/3 short position to each of the 3 currencies with the lowest
     12 month spot return vs. the USD.

*    Transact 1-month notional forward contracts in each currency

Eligible Currencies

G-10  Currencies
Australian  dollar (AUD)
British pound (GBP)
Canadian  dollar (CAD)
Euro (EUR)
Japanese yen (JPY)
New Zealand dollar (NZD)
Norwegian krone (NOK)
Swedish krona (SEK)
Swiss franc (CHF)
U.S. dollar (USD)

Current Sub-Index Composition*

Long Basket:  AUD, CAD, NZD
Short Basket: CHF, EUR, GBP

*as of 5/19/10 -- the next re-balance is scheduled to occur on June 9, 2010

The Sub -Index Components

The Momentum Sub-Index,  recomposed every month,  reflects the value of notional long and short 1-month  foreign  exchange  forward  positions in certain foreign currencies against the U.S. dollar. Positions are equally weighted.

Long Basket:    3 highest 12 month spot return vs. the USD within the Eligible
                Currencies

Short Basket:   3 lowest 12 month spot return vs. the USD within the Eligible
                Currencies

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Deutsche Bank Currency Returns (DBCR) (TM) (USD) Index -- Valuation Sub-Index

The Valuation Sub-Index Approach

* The Valuation  Sub-Index seeks to generate returns by capturing the fair value differential between currencies.

* The Valuation Sub-Index strategy is based on
the view that  currencies  tend to move  towards  their  "fair  value"  and that
systematically   buying   "undervalued"   currencies  and  selling  "overvalued"
currencies,  based on the relevant country's Purchasing Power Parity, will yield a  higher  return  than  would  an  equally  -weighted  investment  in the  G-10
Currencies.

The Sub-Index Methodology

*    The methodology of the Valuation Sub-Index includes:

*    Re-balance every 3 months.

*    Rank each currency by its valuation. The most undervalued currency is represented by the lowest valuation.

*    Valuation is defined as: average spot rate of the currency versus the USD
     (in CCY per 1 USD terms) over the last 3 months divided by the latest OECD
     Purchasing Power Parity figure for that currency versus the USD for the immediately preceding year (in CCY per 1 USD terms).

*    Allocate a 1/3 long position to each of the 3 currencies with the lowest valuation.

*    Allocate a 1/3 short position to each of the 3 currencies with the highest valuation.

*    Transact notional forward contracts in each currency.

The Sub -Index Components

The  Valuation  Sub-Index,  recomposed  every  quarter,  reflects  the  value of notional long and short 3-month foreign  exchange  forward  positions in certain foreign currencies against the U.S. dollar. Positions are equally weighted.

Long Basket:    "The Lowest Valuations" 3 G-10 currencies with the lowest
                valuation, determined based on OECD Purchasing Power Parity data

Short Basket:   "The Highest Valuations" 3 G-10 currencies with the highest valuation, determined based on OECD Purchasing Power Parity data

Eligible Currencies*

G-10 Currencies
Australian Dollar (AUD)
British Pound (GBP)
Canadian Dollar (CAD)
Euro (EUR)
Japanese Yen (JPY)
New Zealand Dollar (NZD)
Norwegian Krone (NOK)
Swedish Krona (SEK)
Swiss Franc (CHF)
U.S. Dollar (USD)

Current Sub-Index Composition *

Long Basket:  GBP, NZD, USD
Short Basket: AUD, CHF, NOK

*as of 3/18/10 -- the next re-balance is scheduled to occur on June 16, 2010

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Index Snapshot -- Deutsche Bank Currency Returns (DBCR) (TM) (USD) Index

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The above charts are for illustrative purposes only and do not purport to predict future performance of the Index or securities relating to the Index. The
Index was launched in February 2007. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the
Index was possible at anytime prior to February 2007. In addition, the currencies comprising the Index at particular dates in the above graphs are extremely likely to be different from the currencies comprising the Index on or after the date of this snapshot.

Past performance -- including any performance based on retrospective calculations -- is not necessarily indicative of future results.

Risk Considerations

*    THE RISK OF INVESTING IN CURRENCIES CAN BE SUBSTANTIAL -- The prices of the currencies which comprise the sub-indices may be affected by numerous market factors, including events in the equity markets, the bond market and the foreign exchange market, fluctuations in interest rates, and world economic, political and regulatory events. A rise in the value of one currency may be offset by a fall in the value of one or more of the other currencies comprising a sub-index.

*    STRATEGY RISK -- The strategy reflected in each sub-index takes the view that taking long positions in certain currencies and short positions in other currencies will result in a net gain. However, there is no assurance that any of these strategies will be successful. Various market factors and circumstances at any time and over any period could cause and have in the past caused such strategies to fail to perform as expected.

*    GAINS IN COMPONENTS OF THE DBCR INDEX MAY BE OFFSET BY LOSSES IN OTHER DBCR
     INDEX COMPONENTS --The DBCR Index is composed of multiple currency positions, and therefore a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate DBCR Index return equal to or less than zero.

*    CURRENCY MARKETS MAY BE HIGHLY VOLATILE -- Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the DBCR Index in varying ways, and different factors may cause the DBCR Index's components and the volatility of their prices to move in inconsistent directions at inconsistent rates.

*    LEGAL AND REGULATORY RISKS -- Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets, with a substantial and adverse effect on the performance of the DBCR Index.

*    POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE DEUTSCHE BANK AG IS THE
     CALCULATION AGENT FOR THE DBCR INDEX, AND TRADING ACTIVITIES BY DEUTSCHE
     BANK AG IN THE ELIGIBLE CURRENCIES MAY AFFECT THE DBCR INDEX LEVEL --
     Deutsche Bank AG is the calculation agent for the DBCR Index. Deutsche Bank
     AG carries out calculations necessary to calculate the DBCR Index and maintains some discretion as to how such calculations are made, in particular if the spot rate for any of the Eligible Currencies is not available. The determinations made by Deutsche Bank AG in this capacity may affect the level of the DBCR Index. Deutsche Bank AG or its affiliates may engage in trading in instruments linked to the Eligible Currencies or any of the strategies contained in the DCBR Index on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Deutsche Bank AG or its affiliates may also issue or underwrite securities or financial or derivative instruments with returns linked or related to the Eligible Currencies or any of the strategies contained in the DBCR Index Any of these activities could adversely affect the level of the DBCR Index and may reflect trading strategies that differ from, or are in direct opposition to, the trading strategies contained in the DBCR Index.